EXHIBIT 99.6

                             TELEMIG PARTICIPACOES
                                 ANNUAL REPORT

LOGO OMITTED

Dear Shareholders,


Pursuant to the provisions of law and the articles of incorporation, the Board of Directors of Telemig Celular Participacoes S. A. (Telemig Celular Participacoes) submits to your appreciation the Annual Report and the Consolidated Financial Statements of the Company, reflecting the operations of its subsidiary Telemig Celular S. A. (Telemig Celular), along with the reports of the Independent Auditor and the Fiscal Council, for the fiscal year ended December 31st 2002.



LETTER TO SHAREHOLDERS

Telemig Celular, a mobile telecommunications leader company in the state of Minas Gerais, ended the year of 2002 with 1,923,000 customers, of which 657,000 are from the post-paid (billed) segment and 1,266,000 from the prepaid segment. In comparison to 2001, 253,000 new users were acquired, reaching a growth rate of 15%.

The net revenue was R$947 million, 9% higher than 2001. The average revenue was maintained in the different segments, along with a considerable reduction of bad debt levels; this was achieved through our customer acquisition segmentation strategy, which offers products and services adjusted to customers' needs and performs a judicious analysis of their affordability. As a result, the EBITDA margin (Earnings before Interests, Taxes, Depreciation and Amortization) totaled 45% of net service revenues, with net profit reaching R$68 million.

This is the result of adequate planning, which has proved very important in helping us face difficulties throughout the year. The hedging operations, as one example, have actively contributed to our Company's good operational results.

Throughout 2002, we consolidated a new operational structure within the management process, aiming at rationalizing costs and improving the Company's performance. Noteworthy is the EVA implementation (Economic Value Added), the fastest in Brazil, according to Stern Stewart & Co. The EVA is a financial performance measure that evaluates projects and/ or activities; it is a measure of surplus value created on an investment.

Achievements and Challenges

We base our new customer acquisition approach on the quality of service offered and on competitive prices. We will keep the same policies in 2003, always anticipating consumers' demands and wishes. The maintenance of a lean structure and rational expenses, as well as a segmented acquisition and strong customer retention programs, will allow for a qualitative growth of the customer base.


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                                 ANNUAL REPORT

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Innovations

The beginning of the Control Plan, merging the prepaid and the post-paid plans and gathering the facilities and conveniences of both, was a great success. It helped reinforce the innovative spirit of the Company as well as contributed to improve the quality of its customer base.

As to new services, we launched in 2002 a voice portal, an exclusive user-friendly service never provided before by local competitors, which provides access to a broad range of information, from dollar exchange rates to lottery results.


Trust

At last, we are truly convinced that we will continue to be leaders in 2003, having as our strongest values the broad reach of our services, the transparent relationship with investors and customers and our social commitment and innovative spirit. These values summarize what is highly valued by our customers: Trust!



MARKET AND ECONOMIC ENVIRONMENT

Operating Area

We operate in the state of Minas Gerais, located in the southeast of the country, covering an area of 588,000 Km2, approximately 7% of national territory. Minas Gerais is the fourth largest state in Brazil and the third in terms of GDP. Of the 16.4 million inhabitants in the concession area, approximately 16% use cellular services, a higher penetration rate than the rate of 14% registered in 2001. Three operators were operating in Telemig Celular's concession area at the end of 2002. In addition to the Company and one competitor operating in the B band, a third player started its operations. Even though competition was fierce, Telemig Celular continued to be a leader, with a market share of 64%. The excellent quality of our services, our unmatchable coverage, our pioneering spirit, the strong brand name of the company and its deep knowledge of the market are some of the factors that ensure our competitiveness.

The Company has an operating agreement that allows its prepaid and post-paid customers to use another operator's network without paying the additional tariffs usually charged to roaming users. This agreement extends our coverage to over 74% of the state population, including 383 locations.

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                                 ANNUAL REPORT

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                         Base de Clientes (mil)

                   1998     1999     2000      2001      2002
-------------------------------------------------------------------
Pos-pago            448     560       719       746       657
-------------------------------------------------------------------
Pre-pago             -      217       522       924     1,266
-------------------------------------------------------------------
Total               448     776     1,241     1,670     1,923
-------------------------------------------------------------------

Economic Environment

The year of 2002 was impacted by the crisis following financial scandals involving large North American corporations, and by the Brazilian pre-elections uncertainties. Due to these factors, we had to face the volatility of the financial markets, along with retraction of consumption. In 12 months, the real suffered a devaluation of 52% against the US$, which increased the level of indebtedness of companies that had not hedged their dollar denominated debts, while increasing costs and operational expenses.



REGULATION

Telemig Celular kept its operations in 2002 within the scope determined by the SMC (Cellular Mobile Services) regulations. The transition to the new regulatory environment, the so called SMP (Personal Mobile Services), already agreed upon by the main mobile telecommunication groups in Brazil, is being still studied by the Company.

We may possibly invest in the technological transition of our network (currently operating in TDMA mode) to another system, such as GSM/GPRS or CDMA/1xRTT, if our analysis of market demands and conditions find it necessary and convenient. It is worth remembering that the Company is carrying out tests for alternative technologies and, in the beginning of 2003, requested proposals for the supply of the infrastructure necessary for the eventual network transition.

This transition, still depending on its financial returns and strategic benefits, may take place in the second half of the year. In 2002, Anatel showed interest in the purchase of additional 1800 MHz bands; the purchase of these bands implies the transition to the SMP environment. We ensure, however, that regardless of the new technology implemented, the most important issues to Telemig Celular are the maintenance and expansion of the services that have made it become a reference company in the Brazilian market.


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                                 ANNUAL REPORT

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"BRAZIL CELULAR" CONSORTIUM

At the end of 2002, Telemig Celular, Amazonia Celular (mobile telecommunications company operating in the states of Amapa, Amazonas, Maranhao, Para and Roraima) and Brazil Telecom (company licensed to operate mobile telecommunications services in the Region II of the General Plan of Grants- states of Acre, Goias, Mato Grosso, Mato Grosso do Sul, Tocantins, Parana, Santa Catarina, Rio Grande do Sul, Rondonia and Distrito Federal), signed a memorandum of understanding with the purpose of: starting the development of joint studies on technical, operational and commercial cooperation among them. The companies' purpose is to form a new Consortium to be named Brazil Celular, so that they can operate in synergy in the mobile telecommunications market. This consortium doesn't provide for any changes in legal nature or partnerships within the companies it will be comprised of. After the conclusion of the studies, the subject matter at hand will be submitted to the approval of the Boards of Directors of the companies, as well as to the authorization by the competent Regulatory Authorities.



SOCIAL COMMITMENT

We had good results also in our social, cultural and sports projects. The Telemig Celular Institute for Social Development met most of its social programs goals. The Minas de Bons Conselhos project, in a partnership with the Public Ministry, increased the number of tutelage Councils in the cities of Minas Gerais. The tutelage Councils work for the rights of children and adolescents, encouraging actions aiming at the eradication of child labor and acting against drug addiction, domestic violence and sexual abuse, as provided for in the Statute of the Child and the Adolescent.

It is noteworthy that the number of municipalities with active Tutelage Councils increased considerably, from 206 in 2001 to 327 at the end of 2002. Thanks to the efforts of the Telemig Celular Institute partners, Minas Gerais will be the first state in the country to have Tutelage Councils in all of its municipalities still in 2003.

Our employees also practice good citizenship with the Company's support. In 2002, The Voluntarios em Acao (Volunteers in Action) program benefited thousands of children and adolescents. The campaigns provided basic school material for 170 children and more than 30 tons of food were sent to institutions that support needed children and families. The Campanha do Agasalho (Warm Clothing Campaign) helped many unsheltered families, who received more than 2,400 pieces of clothes; on Children's Day, more than 1,500 children received toys and affection.

The "Mutirao Amigo" (Friends Community Volunteer Work) project improved the infrastructure of four institutions located in Belo Horizonte: more than 4,000 m2 were painted by the company's employees, besides plumbing services, electrical services and refurbishment of gardens.

The Fundo Amigo Project, a project that encourages the distribution of funds to the Child and Adolescent Fund (FIA), benefited three municipalities, providing resources for child and adolescent care programs: Januaria, Janauba and Pedralva. These three towns are among those with the lowest child development indexes in the state.


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                                 ANNUAL REPORT

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Culture Support

Recognized in the entire country as one of the most important stimulators of the expansion and development of culture and music in Minas Gerais, Telemig Celular put an even greater focus on cultural development actions in 2002. The Telemig Celular's Culture Circuit is the largest traveling festival of scenic arts in Brazil, taking some of the best-known local artists to places that are not usually included in the tour routes of general artistic productions. The Circuit comprises a series of shows, workshops and debates, carried out by groups sponsored by the Company. In 2002, the project visited 15 cities, and more than 250,000 people attended. Since its creation, in 1999, more than 350 shows and workshops, without mentioning 70 debates, presentations and meetings, have been held. In July 2002, the Telemig Celular Culture Circuit visited Rio de Janeiro for the first time. 25,000 people watched shows performed by several groups, like Giramundo, Grupo de Danca 1(0) Ato, UAKTI and Armatrux, among others.

The Telemig Celular Music Connection, created in 2001 to give more visibility to the work of a very talented group of artists from Minas Gerais, received special attention in 2002, and is acknowledged in the artistic community as one of the most important musical movements of the country. More than 150 shows and meetings were held in Rio de Janeiro, Sao Paulo, Brasilia, Belo Horizonte and in 15 cities in the interior of the state. More than 60,000 people attended these events. Besides having a positive impact on the artists' careers, the project has brought about new life for the musical environment in Minas Gerais, involving musicians, sound and light technicians, producers and other related professionals. In 2003, the project will keep its commitment to bring to the state of Minas Gerais and to other cities this great musical and cultural movement .

Sports Sponsorship

In 2002, our Company sponsored the national champion men's volleyball team, Telemig Celular Minas. It was our fourth year of sponsorship, and we celebrated it by winning for the third time the national Super league. The audience average in the games was 4,000 people. A world-record audience of 25,000 people was achieved in one of the final matches in the Mineirinho Stadium. Last year, we held the IV Telemig Celular Youth Volleyball Cup, gathering athletes 15 to 19 years of age from the entire state; 1200 athletes from more than 80 cities took part in the Cup. More than 20 thousand people attended the Telemig Celular Minas exhibition games, and 20 tons of food were collected. Thanks to the Cup, more than 3,000 new athletes were registered in the Minas Gerais Volleyball Federation.



STRATEGIES

Telemig Celular offered a series of innovative solutions in 2002, both to prepaid and post-paid customers, as well as to corporative market users. In 2002, we reinforced the attributes by which the Company is well known in the market, which helped us maintain our leadership.

Our extended reach, demonstrated by the greatest and best coverage in the state of Minas Gerais and by the extensive scope of our sales network, has proven to be a strong


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                                 ANNUAL REPORT

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competitive advantage, which minimized the impact of new competitors' entry in the market.


Innovations

- Voice Portal

In addition to our new acquisitions strategy, we aim at increasing the average revenue per user. In 2002, one important achievement was the revolutionary voice portal launched in June, generating a consumption of more than 3,5 million minutes in the year, with more than 50 thousand users. This portal offers voice access to several services, including local and international news and sending and receiving email.

- Added-value services

It is part of our policies to place importance on services such as the i.telemigcelular service, (which comprises all innovative services in SMS, WAP, LBS and voice) and intelligent services, such as mail boxes, . The short message service, or SMS, presented a good utilization rate. The ringtones were another innovation and can now be customized. At the end of the year we had almost 1,000 ringtones available to our users, the same number of ring icons available for download and more than 380 news channels. Telemig Celular and Amazonia Celular were the first telecommunication companies in Brazil to offer mobile service
(SMS) integrated chat rooms.



- Roaming

Telemig Celular was the only operator in its area in 2002 to offer originated roaming for billed customers. The Company users, besides receiving calls from the entire country, are also able to originate calls.

Another important launching in 2002 was the International Automatic Roaming in the United States, which has further consolidated our pioneer spirit and the reach and exclusivity of our services. Through this service, our customers can make and receive calls with their phones while they are in the US, paying their bill in reais.

-

Corporative Segment

We developed in 2002 the Telemetry Service for the corporative segment; this service was originally developed for the Energy Company of Minas Gerais (CEMIG) and is now adapted to meet the needs of companies from different segments (water supply, industrial ovens/ ducts).

The Fleet Management Service is another service provided that tracks and locates vehicles using cellular technology. It offers several features; a hands-free system allows the driver to talk to the control station while keeping his hands on the steering wheel; automatic door locks are activated by the central station; a panic alarm function turns the engine off, among others. There is also a feature called electronic gate; the vehicle route is pre-determined and every time it deviates from it the central station is warned.


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                                 ANNUAL REPORT

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-

Tariffs

The user is charged per second of use; this billing system is in compliance with our commitment of transparent and reliable services, and is highly valued by customers, who no longer have doubts regarding time-of-use pricing.

Acquisition

The Brazilian economy as a whole presented signs of retraction in 2002; however, the mobile telecommunication services demands increased due to the entry of new competitors. Telemig Celular took quick and decisive action, keeping its acquisitions at a fairly satisfactory level during 2002, within the company's expectations. The company identified one market niche (comprising some of the prepaid and post-paid customers) that would like to pay a predetermined bill as long as it was of low value and possible to be controlled. To fulfill this demand, the Control Plan was implemented, mixing the prepaid and post-paid plans best features. After the monthly predetermined amount is spent, no more originating calls are allowed; however, the user is still able to receive calls. If he considers it necessary, he can recharge his phone with extra calling minutes, just like in the prepaid plans. The minutes that are not used can be used in the following month.

Segmentation
Telemig Celular ended 2002 with 10 post-paid plans and 3 prepaid plans in its portfolio. The plans divide the customers into segments of high use, intermediate use and low use groups, and include from1 to 900 minutes of conversation; family plans are also offered.

We have maintained our strategy of treating the corporate segment in a differentiated way. The number of corporate customers rose by almost 30% in 2002, because these customers recognize in the Telemig Celular corporate division the same attributes of trust, leadership, innovation, transparency and extended reach. They are high value customers, since their average consumption is higher and their cancellation rates are lower than those of individual customers.

It is worth saying that the expressive increase in the number of corporative customers took place during a period of optimization and rationalization of resources. More than 80% of the Brazilian companies are classified as small and medium sized companies and are geographically spread out; taking that into account, we increased our indirect sales force and extended the scope of our sales network. We kept the same direct sales force structure for the management of big accounts.

Distribution

The scope of Telemig Celular sales network was adjusted throughout 2002 based on market studies of the highest potential sales areas. The number of sales points was actually reduced by 10% in 2002. This rationalization strategy affected low revenue/ high maintenance costs stores, without harming new customer acquisitions and products/ services sales.

On the other hand, the number of resale and distribution points for prepaid cards reached the 20,000 mark in 2002, 40% more than in 2001. The number of exclusive Telemig Celular points-of sale for prepaid cards increased from 60% to 80% in the interior of the state and from 50 to 60% in Belo Horizonte. A project to control the distribution network in

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an automated way is being tested and will be fully operational in 2003. This initiative will improve the performance analysis of each point-of-sale, making available data on prepaid cards sales, supply, etc.


--------------------------------------------------------------------------------
DISTRIBUTION CHANNELS
--------------------------------------------------------------------------------
                                        1999      2000       2001      2002
--------------------------------------------------------------------------------
Direct channel - points-of-sale            35        23          18        16
--------------------------------------------------------------------------------
Indirect channel - points-of-sale         536       579         548       491
--------------------------------------------------------------------------------
Prepaid cards points-of-sale            6.412     7.671      14.938    20.803
--------------------------------------------------------------------------------



Loyalty and Retention

Customer segmentation is a fundamental tool of our strategy, allowing for an effective loyalty and retention program and improving the retail customer churn (disconnection) rate among high value customers.



INVESTMENTS

We invested the amount of R$47 million in network improvement projects, aiming at ensuring the quality of the services rendered. We have been very selective in terms of resources allocation, favoring areas without coverage and with a high value-adding potential. R$33 million were invested in Information Technology projects for integrated management systems, including data Warehouse system improvements and a modern billing system. Our total investment was R$84 million.


--------------------------------------------------------------------------------
INVESTMENTS                                (R$ million)
--------------------------------------------------------------------------------
                                          1999      2000       2001      2002
--------------------------------------------------------------------------------
Network                                   189       182        166       47
--------------------------------------------------------------------------------
Information Technology                     10        16         48       33
--------------------------------------------------------------------------------
Others                                     18        31         27        4
--------------------------------------------------------------------------------
Total investment                          217       229        241       84
--------------------------------------------------------------------------------



Network

Regarding our network, the resources optimization process was based on services supply and capacity, as well as on costs maintenance and network expansion. The network quality indicators improved, along with increased capacity and coverage.


--------------------------------------------------------------------------------
Coverage and Digitalization
--------------------------------------------------------------------------------
                                          1999      2000       2001      2002
--------------------------------------------------------------------------------
Number of locations served                204       265        290       322
--------------------------------------------------------------------------------
Number of RBSs                            533       655        706       725
--------------------------------------------------------------------------------
Number of CCCs                            9         10         13        13
--------------------------------------------------------------------------------
% of digital system customers             63%       89%        96%       99%
--------------------------------------------------------------------------------
% of digital traffic                      57%       78%        88%       93%
--------------------------------------------------------------------------------
% of population coverage in the           70%       72%        74%       75%
concession area.
--------------------------------------------------------------------------------
Km of highway coverage                    0         1.881      2.077     2.162
--------------------------------------------------------------------------------

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--------------------------------------------------------------------------------
TRAFFIC                                   (in million minutes)
--------------------------------------------------------------------------------
                                          1999      2000       2001      2002
--------------------------------------------------------------------------------
Incoming Traffic                            649     1.004      1.237     1.279
--------------------------------------------------------------------------------
Outgoing Traffic                            581       749        946     1.021
--------------------------------------------------------------------------------
Total Traffic                             1.231     1.753      2.183     2.300
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
QUALITY INDICATORS
--------------------------------------------------------------------------------
                                          1999      2000       2001      2002
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Blocking Rate                             2,4 %     0,6 %      0,7 %     0,3%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Dropped calls rate                        2,6 %     1,8 %      1,3 %     1,2%
--------------------------------------------------------------------------------



Information Technology

In 2002, the integration process between Telemig Celular and Amazonia Celular was continued, aiming at maintaining a comprehensive and transparent relationship with customers and understanding their needs. We also sought to rationalize internal procedures; there was a significant evolution in terms of information searching and processing, which is fundamental to support the segmentation, retention and acquisition programs of the Company. One of our most important projects aims at integrating the billing and customer service management systems. It was developed throughout 2001 and 2002 and is in its test phase, to be implemented in 2003.



HUMAN RESOURCES

Admission and Integration

Telemig Celular ended 2002 with 1835 employees, 179 less than in 2001. There were 250 admissions and 409 lay-offs. The internal mobility of employees was high: 239 of them were transferred to new positions within the company. This was only possible thanks to a management development program focused on the retention of professional talents. Telemig Celular and Amazonia Celular had their pay rolls integrated in one single system in 2002, with consequent processing costs reduction.



Development

In 2002, Telemig Celular, jointly with professors at the Sao Paulo University, developed a competency-based personnel management model, to be implemented in 2003, which will be the central axis of the human resources management strategy of the Company. This model will define the training, attitude and knowledge that each employee must have. The final goal of this initiative is to adjust people management processes to a shareholder value adding culture.

We also implemented the "Jornada do Conhecimento" (Conquest of Knowledge) project in 2001. With this project, the front line and sales teams (professionals working with direct channels and the official network) were evaluated to determine what training was required based on the level of knowledge of the individuals involved in the project. 74% of the needed knowledge was found to be already acquired. The implemented actions raised this percentage to 87% throughout the year.

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AWARDS

The main awards and recognition received in 2002 are listed below:


--------------------------------------------------------------------------------
Area                         Award/ Recognition
--------------------------------------------------------------------------------
Customer Service             3(0) Prize Consumidor Moderno: Customer
                             Care Excellence Consumidor Moderno magazine:
--------------------------------------------------------------------------------
Cultural Development         SESC/SATED Award
                             Cultural Marketing
--------------------------------------------------------------------------------
Cultural Development         1(degree) Prize Festa Gentileza Urbana
                              "Cultural Marketing"
--------------------------------------------------------------------------------
Cultural Development         Merit Honor
                             Bolshoi do Brasil Theater School
--------------------------------------------------------------------------------
Institutional                IV Premio Minas - Corporative Performance
                             Mercado Comum /Gazeta Mercantil Newspapers
                             Category: Maiores e Melhores de Minas (Greatest and
                             Best of Minas)
--------------------------------------------------------------------------------
Institutional                IV Premio Minas - Corporative Performance
                             Mercado Comum /Gazeta Mercantil Newspapers
                             Category: Minas Gerais Sectorial Leadership
--------------------------------------------------------------------------------
Institutional                Valor 1000 Award
                             Telecommunications
--------------------------------------------------------------------------------
Institutional                Empresa Amiga da Crianca (Children's friend
                             Company) Abrina Foundation's Recognition
--------------------------------------------------------------------------------
Telemig Institute  Celular   ECO Award
                             American Chamber of Commerce of Sao Paulo (Amcham)
                             Category: Community Participation,  with the Pro-
                             Conselho Program. It is the most important award
                             for Brazilian companies' social actions.
--------------------------------------------------------------------------------
Telemig Institute  Celular   Corporative Citizenship Council's Recognition
                             FIEMG - Minas Gerais
--------------------------------------------------------------------------------
Telemig Institute  Celular   Guia da Boa Cidadania  Corporativa (Guide of the
                             Good Corporate  Citizenship Practices)- Exame
                             Magazine - Minas Gerais Edition Awarded in the
                             categories "Partnership  Building" (with the
                             Pro-FIA Project) and "Child and Adolescent Support"
                             (with the "Minas de Bons Conselhos" project)
--------------------------------------------------------------------------------
Telemig Institute  Celular   Case study of four Brazilian companies, chosen
                             among more than 100 institutions in the country,
                             for analysis of the company/ community
                             relationship.
                             USP/ Harvard
--------------------------------------------------------------------------------
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--------------------------------------------------------------------------------
Telemig Institute  Celular   Case study of the Pro-Conselho Program
                             United Nations Program for Development (UNPD)
                             Case study carried out in seven countries in the
                             South hemisphere, including Brasil.
--------------------------------------------------------------------------------
Marketing                    iBEST 2002 Award: best web site
                             Category: Mobile Telecommunications
--------------------------------------------------------------------------------
Marketing                    Colunistas Award
                             Silver prize in the category "printed Media" for
                             i.telemigcelular services advertisements.
--------------------------------------------------------------------------------
Marketing                    Colunistas Award
                             Bronze prize in the category Television and Cinema
                             for the movie "Caixa Postal" (Mailbox)
--------------------------------------------------------------------------------
Marketing                    Colunistas Award
                             Bronze prize in the category Campaigns for the
                             movie Onde tem voce, tem Telemig Celular (Telemig
                             Celular is wherever you are)
--------------------------------------------------------------------------------
Marketing                    Colunistas Award
                             Advertisement Person of the Year - Telemig Celular
--------------------------------------------------------------------------------
Sports Marketing             Telemig Celular Minas - Men's Volleyball Super
                             league 2001/ 2002 national champions
--------------------------------------------------------------------------------
Human Resources              Best People Management Practices 2002
                             Brazilian Association of Human Resources - ABRH- MG
--------------------------------------------------------------------------------
Investors Relations          Euromoney: Best Corporate Governance Practices -
                             2002 (1st place among Brazilian companies and 3rd
                             place among emergent countries telecommunication
                             companies.
--------------------------------------------------------------------------------
Investors Relations          Investor Relations Magazine Latam Awards
                             Recognize as one of the best nine IR departments in
                             the category: Best Overall Investor Relations
                             Investor Relations Magazine
--------------------------------------------------------------------------------
Investors Relations          3rd Place among Investors Relations Brazilian
                             telephone companies websites, ranked by MZ Consult.
--------------------------------------------------------------------------------


ANALYSIS OF RESULTS


Net Revenue

Telemig Celular Participacoes' net revenues rose by 9% compared to 2001, from R$869 million to R$947 million. The net service revenues rose by 10%, reaching R$870 million. Net revenue from the sale of handsets rose by 4% in 2002 over 2001, due to a 6% increase in gross activations during the year.

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
                      Receita Liquida (R$ mil)                                              Receita Liquida (R$ mil)
----------------------------------------------------------------   -----------------------------------------------------------------
                                  1999    2000    2001    2002                                        1T02    2T02    3T02    4T02

Receita Liquida de Servicos        444     607     794     870     Receita Liquida de Servicos         107     214     220     229

Receita Liquida de Aparelhos        74      93      75      78     Receita Liquida de Aparelhos         13      15      20      30

    Total                          518     700     869     947         Total                           220     228     240     260

Average Revenue per User

The average revenue per billed user has been relatively stable over the past four years. This fact demonstrates the efficiency of our new-users acquisition and value-adding-customer retention policies, that allow for the growth of our customer base without any deterioration of its quality.

The average revenue in the post-paid plan was R$68 per user in 2002, compared with R$66 in 2001 and R$67 in 2000. In the prepaid segment, average revenue per user was R$21, slightly less than the R$22 reported in 2001 and the R$23 reported in 2000.

Total average revenue per user was R$39. The greatest participation of prepaid users in the customer base throughout the year accounted for the reduction of the total average revenue reported last year (R$45).

             Receita Media por Cliente (R$)                        Receita Media por Cliente (R$)
------------------------------------------------------  -----------------------------------------------------
                        1999    2000    2001    2002                             1T02    2T02    3T02    4T02

Pos-pago                 66      67      66      68     Pos-pago                 64      68      70      71

Pre-pago                 24      23      22      21     Pre-pago                 20      21      21      22

Consolidado              60      51      45      39     Consolidado              39      40      40      39

Minutes of Use

Telemig Celular customer's minutes of use remained at satisfactory levels in 2002. For post-paid plans, the average number of minutes used per month was 175, tending to increase throughout the year. For the prepaid plans, the average number of minutes used per month was 67 minutes, less than the 77 of the previous year but relatively stable.

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
             Minutos de Uso por Cliente                              Minutos de Uso por Cliente
------------------------------------------------------    -----------------------------------------------------
                        1999    2000    2001    2002                              1T02    2T02    3T02    4T02

Pos-pago                191     191     174     175       Pos-pago                156     174     180     191

Pre-pago                101      92      77      67       Pre-pago                 67      65      67      68

Operating Costs and Expenses

Operating costs and expenses (excluding depreciation and the cost of handsets sold) rose by 12%, from R$417 million in 2001 to R$466 million in 2002, in line with the increase of net services revenue.

         Custos e Despesas Operacionais (RS mil)                   Custos e Despesas Operacionais (RS mil)
(excluindo depreciacao e custo dos aparelhos vendidos)    (excluindo depreciacao e custo dos aparelhos vendidos)
------------------------------------------------------    -----------------------------------------------------
      1999           2000           2001         2002           1T02           2T02           3T02         4T02

       271            354            417          466           108             115           120          123

Acquisition Cost

As part of a coherent and efficient commercial strategy, Telemig Celular expanded its customer base in 2002, while controlling acquisition costs. Therefore, acquisition cost per subscriber in 2002 was R$114, compared to R$131 in 2001, a reduction of 13%.

              Custo de Aquisicao (R$)                                    Custo de Aquisicao (R$)
------------------------------------------------------    -----------------------------------------------------
      1999           2000           2001         2002           1T02           2T02           3T02         4T02

       177            165            131          114           100             107           100          143

                             TELEMIG PARTICIPACOES
                                 ANNUAL REPORT

LOGO OMITTED

Bad Debt

The percentage of bad debt is the lowest one reported since the company's privatization, 2,1% of net service revenue. It reinforces the effectiveness of credit evaluation systems implementation and control standards that meet the most rigid international standards.

                  Inadimplencia (%)                                         Inadimplencia (%)
------------------------------------------------------    -----------------------------------------------------
      1999           2000           2001         2002           1T02           2T02           3T02         4T02

       5.0%           3.6%           3.6%         2.1%          3.3%            2.4%          1.3%         1.4%

Profitability

The EBITDA recorded in 2002 reached R$394 million, an increase of 6% in nominal terms over 2001 (R$370 million). In 2001, this indicator was positively affected by reversal of provisions in the order of R$11 million. Without considering this non-recurrent adjustment, EBITDA growth in 2002 over 2001 would have been greater than 9%.

From 1999 to 2002, Telemig Celular Participacoes recorded an EBITDA composite annual growth rate of more than 30%. The quarterly EBITDA remained stable during 2002, close to R$100 million.

The EBITDA margin on net service revenues remained high, reaching 45,2% in 2002. The margin increase since 1999 clearly demonstrates the improvement of the Company's operating results.

                     EBITDA (R$ mil)                                           EBITDA (R$ mil
------------------------------------------------------    -----------------------------------------------------
                        1999    2000    2001    2002                              1T02    2T02    3T02    4T02

EBITDA                   171     245     370     394      EBITDA                   99      97      99      99

Margem EBITDA           38.6%   40.3%   46.6%   45.2%     Margem EBITDA           47.7%   45.5    44.9    43.2%

Net Profit

Telemig Celular Participacoes posted a net profit of R$68 million in 2002. These results could have been heavily affected by the strong exchange devaluation of the Brazilian currency; however, due to the company's hedging strategy on dollar denominated debt, the impact was minimized, as it will be described later on.

                             TELEMIG PARTICIPACOES
                                 ANNUAL REPORT

LOGO OMITTED

               Resultado Liquido (R$ mil)                                Resultado Liquido (R$ mil)
------------------------------------------------------    -----------------------------------------------------
      1999           2000           2001         2002           1T02           2T02           3T02         4T02

       15             39             90           68            27              5             -4           39

Indebtedness

                                                                                    (R$ million)
--------------------------------------------------------------------------------------------------
                                          1999          2000          2001         2002
--------------------------------------------------------------------------------------------------
 Total debt                                      285,8                                   850,0
                                                             477,5         680,4
--------------------------------------------------------------------------------------------------
 Debt in US$                                     240,2       280,2         412,4         590,5
 % Debt in US$                            84%           59%           61%          69%
--------------------------------------------------------------------------------------------------
 Currency Basket (BNDES)                   -             -             60,0               88,9
 % Currency Basket                        0%            0%            9%           10%
--------------------------------------------------------------------------------------------------
 Debt in US$ + Currency Baske                    240,2        280,2         472,4        679,4
--------------------------------------------------------------------------------------------------
 % Debt in US$ + Currency Basket          84%           59%           69%          80%
--------------------------------------------------------------------------------------------------
 % Debt in US$ + Hedged Currency Basket   0%            33%           63%          78%
--------------------------------------------------------------------------------------------------


At the end of 2002, the total level of indebtedness was R$850 million, of which R$286 million represented short-term obligations and R$ 564 million represented long-term obligations. Of this total, R$679 million were denominated in foreign currency. The company's financing has an average maturity of 1.67 years. The company took advantage of favorable market opportunities for making its currency hedges for its long-term debt obligations, which generated profits of R$154 million this year. At the end of 2002, the company had hedged 78% of its dollar denominated debt, compared to 63% hedged at the end of 2001.

The Company's total level of indebtedness was partially compensated by available cash resources (R$586 million) and by accounts receivable in connection with hedge operations (R$158 million), resulting in a net indebtedness of R$106 million. The net indebtedness was reduced in more than R$150 million during the year, mainly due to strong cash generation. At the end of 2002, the free cash flow was positive, reaching R$306 million, significantly higher than in previous years.

Free Cash Flow

                                                                                  (R$ million)
-----------------------------------------------------------------------------------------------
                                      1999          2000          2001           2002
-----------------------------------------------------------------------------------------------
EBITDA                                 171,1         242,8         370,2        393,6
Investments                           (217,3)       (229,0)       (241,1)        (84,0)
Taxes                                 (2,4)           2,3         (31,8)         (12,3)
Minority Share                        (1,3)         (10,3)        (19,3)         (13,7)
Net financial Expenses                (9,1)         (10,6)         3,9           38,3
Working Capital Variation             (59,5)        (38,2)        (51,2)         (16,0)
-----------------------------------------------------------------------------------------------
Free Cash Flow                       (118,5)        (43,0)         30,8         305,9
-----------------------------------------------------------------------------------------------

                             TELEMIG PARTICIPACOES
                                 ANNUAL REPORT

LOGO OMITTED


THE EQUITY MARKET IN 2002


The investor's confidence in the equity market was negatively impacted in 2002. In the first months of the year, a series of accounting scandals involving large American corporations accused of manipulating financials statements led to major losses for thousands of shareholders. The confidence crisis had companies under pressure to sell assets, which contributed to the decline suffered by the main stock exchanges all over the world in 2002. Representative equity market indexes such as the Dow Jones and NASDAQ shed 17% and 31%, respectively.

Aiming at recovering investors' confidence, the United States Government sanctioned, in July 2002, the Sarbanes-Oxley Act. This Act modified the way companies are to operate in the American equity market. This Act affects all companies registered under the Securities and Exchange Commission (SEC), and, specifically in the case of Brazilian companies, those who have launched level II or III (Telemig Celular Participacoes S. A. is listed on the New York Stock Exchange under a level II ADR program since November 1998).

In Brazil, IBOVESPA - The Sao Paulo Stock Exchange Index, fell 17% in the year. The Brazilian Stock Market performance suffered the influences of the external factors previously mentioned, and also, at a local level, of the lack of definitions of the pre-elections political scenario, and of the deterioration of some economic indicators throughout the year that, directly or indirectly, affected the operating performance of the Brazilian companies


..


Share Performance


- The Domestic Market: Sao Paulo Stock Exchange (Bovespa)


Telemig Celular Participacoes' preferred shares (TMCP4) closed 2001 at R$2.98 per lot of 1,000 shares, which resulted in an accumulated appreciation of more than 120% in the period from 1998 to 2002. Common shares (TMCP3) were quoted at R$3,81/ 1,000 shares at the end of 2002, representing a substantial gain of almost 350% since its inclusion in the BOVESPA in 1998.

In 2002, both preferred and common share prices shed 29% and 42%, respectively. In 2002, the average daily trading volume of common and preferred shares, together, reached approximately 23 million lots of 1,000 shares per month, that is, an increase of 12% over 2001.

Telemig Celular Participacoes shares were first included in the IBOVESPA - the traditional and representative index of Brazilian shares in the equity market - in September 2000. In the BOVESPA theoretical portfolio (IBOVESPA), valid from January to April 2003, the company is in the 24th position among the 55 companies listed.

Shares in the company are also included in the IBX (Brazil Index) and IBX-50, price indexes that measures the return of a theoretical portfolio of 100 shares selected from the most traded ones on the Bovespa, in terms of trading numbers and financial volume, weighted according to their market availability.

                             TELEMIG PARTICIPACOES
                                 ANNUAL REPORT

LOGO OMITTED


Quotation Evolution (1998-2002): Domestic Market

---------------------------------------------------------------------------------------------------------
                                     1998          1999         2000         2001          2002
---------------------------------------------------------------------------------------------------------
TMCP3 - Common (R$/ 1,000 shares)    0,85          3,50         8,20         6,60          3,81
TMCP4 - Preferred (R$/ 1,000 shares) 1,34          3,95         5,91         4,19          2,98
IBOVESPA                             6.784         17.092       15.259       13.578        11.268
---------------------------------------------------------------------------------------------------------

Source: Bloomberg
Ps: Last quotation/ index of the year



-

CHART OMITTED


The US Market The New York Stock Exchange(NYSE)

The company's American Depositary Receipts (ADRs), traded under the code TMB on the New York Stock Exchange, depreciated 55% in 2002, reflecting the behavior of the shares traded in the Brazilian market and the strong devaluation of the real against the US dollar. The average monthly trading volume in 2002 was approximately 720,000 ADRs, 28% less than the volume registered in 2001.


Quotation Evolution(1998-2002): The US Market


-------------------------------------------------------------------------------
                   1998        1999        2000        2001        2002
-------------------------------------------------------------------------------
TMB (US$/ADR)    21,25       46,38       59,50       37,62       16,90
DJI              9.181       11.497      10.787         10.022   8.342
NASDAQ           2.193       4.069       2.471       1.950       1.336
-------------------------------------------------------------------------------
Source: Bloomberg
Ps: Last quotation/ index of the year

                             TELEMIG PARTICIPACOES
                                 ANNUAL REPORT

LOGO OMITTED

CHART OMITTED


INCREASE IN SHARE CAPITAL


In 2002, Telemig Celular Participacoes S. A. increased its share capital by R$15.053.473, 49 (fifteen million, fifty three thousand, four hundred and seventy three reais and forty nine cents) from the incorporation of some of the credit held by the controlling shareholder (Telpart Participacoes S. A.) in the Special Premium Reserve. This amount corresponds to the effective fiscal benefit obtained by the company, from the amortization of deferred assets in the financial period ended on 12/31/2001. A total of 3.873.399.377 new shares were issued (three billion, eight hundred and seventy three million, three hundred and ninety nine thousand and three hundred and seventy seven) of which:

     - 1.440.587.100 (one billion, four hundred and forty million, five hundred eighty seven thousand and one hundred) new common shares, at an issue price of R$5.450325 per lot of 1,000 shares, totaling R$7,851,667. 53 (seven million, eight hundred and fifty one thousand, six hundred and sixty seven reais and fifty three cents); and,

     - 2.432.812.277 (two billion, four hundred and thirty two million, eight hundred and twelve thousand and two hundred and seventy seven) new preferred actions, at an issue price of R2. 960280 per lot of 1,000 shares, totaling R$7.201.805. 95 (seven million, two hundred and one thousand, eight hundred and five reais and ninety five cents).


SHAREHOLDERS REMUNERATION

In 2002, the company reported a net profit of R$0, 1993 per lot of 1,000 shares, paying out a dividend of R$0.0693 per 1,000 common and preferred shares.

                             TELEMIG PARTICIPACOES
                                 ANNUAL REPORT

LOGO OMITTED


        Dividends
         ( per lot of 1,000 shares)
                                            (in R$)
        -----------------------------------------------------
                          Common Shares    Preferred Shares
        -----------------------------------------------------
        2002              0,0693           0,0693
        2001              0,0733           0,0733
        2000              0,0376           0,0376
        1999              0,0279           0,0279
        -----------------------------------------------------



SHAREHOLDER BREAKDOWN(12/31/2002)

---------------------------------------------------------------------------------------------------------------
Shareholder               Common Shares     %          Preferred Shares %          Total             %
---------------------------------------------------------------------------------------------------------------
Telpart Participacoes S.A. 65.928.326.800    52,07%     1.694.343.814    0,79%      67.622.670.614    19,86%
                           19,37%                       0,50%                       19,86%
Others                     60.684.242.162    47,93%     212.124.461.183  99,21%     272.808.703.345   80,14%
                           17,83%                       62,31%                      80,14%
---------------------------------------------------------------------------------------------------------------
Total                     126.612.568.962   100,00%    213.818.804.997  100,00%    340.431.373.959   100,00%
---------------------------------------------------------------------------------------------------------------


INFORMATION ON INDEPENDENT NON-AUDIT SERVICES


In compliance with deliberation CVM No. 381, the information listed below describes other services rendered by our independent auditors - Ernst & Young - Auditores Independentes S/C, to the subsidiary Telemig Celular S. A.

- Type of services: Plotting of computerized processes in order to avoid data losses in case of problems with the Company's DPC (Data Processing Center).

- Contracting Date: September 2002

- Contracted services total fees: R$ 132,000 (43% of the external audit services fees of the Company and its subsidiary)

- Policies and Procedures: The policies adopted by the Company and its subsidiary do not allow the contracting of independent auditors to render services that lead to interest conflicts or loss of objectivity of services. Additionally, the company (or its administrators) may not have any type of relationship with the independent auditors that implies doubts as to the Auditor's independence.

In the understanding of our auditors, rendering the services above "do not affect the independence and the objectivity needed to perform the external audit services, since the type of services contracted do not include or involve any financial information audited and reported by Ernst & Young - Auditores Independentes SC".

                             TELEMIG PARTICIPACOES
                                 ANNUAL REPORT

LOGO OMITTED


AKNOWLEDGEMENTS

The Board of Directors of Telemig Celular Participacoes S. A. would like to thank its shareholders, customers, suppliers and financial institutions for their trust and support; special thanks go to our employees for their efforts and dedication.



Brasilia,  February 10th 2003



BOARD OF DIRECTORS